FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Island Gold District Expansion to 20,000 TPD, Creating One of Canada’s Largest and Lowest Cost Gold Mines with Attractive Economics, including 69% After-Tax IRR and $12.2 Billion NPV at $4,500/oz Gold
Toronto, Ontario (February 3, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported results of the Expansion Study (“IGD Expansion”) completed on the Island Gold District operation, located in Ontario, Canada. Compared to the Base Case Life of Mine Plan (“Base Case LOM”) released in June 2025, the IGD Expansion incorporates a 30% increase in Mineral Reserves, and an expansion of the Magino mill to 20,000 tonnes per day (“tpd”) supporting increased processing rates of 3,000 tpd of high-grade underground ore, and 17,000 tpd from the open pit. This is expected to drive production higher and create one of the largest, longest life, and most profitable gold operations in Canada.
“The evolution and growth of Island Gold continues with another substantial increase in Mineral Reserves supporting another high-return expansion of the operation. The IGD Expansion is starting to unlock the true potential of the Island Gold District with the increase in mining rates expected to drive production to more than 530,000 ounces per year at among the lowest costs in the industry. The IGD Expansion has driven the value of the operation to over $12 billion at gold prices of $4,500 per ounce, up from a combined acquisition cost for Island Gold and Magino of $1.4 billion. Given our significant ongoing exploration success within the main Island Gold structure and spectacular high-grade results we are seeing within the nearby Cline-Pick targets, we are confident there is further growth and upside to come,” said John A. McCluskey, President and Chief Executive Officer.
IGD Expansion Study Highlights:
Increased production: average annual production of 534,000 ounces over 10 years post expansion (2028+), a 27% increase from the Base Case LOM, and 113% increase from 2025
•Average annual production of 490,000 ounces over 15 years during which both the open pit and underground are operating (based on Mineral Reserves only)
Low-cost structure: average mine-site AISC of $1,025 per ounce over the initial 10 years post expansion (2028+), a decrease of approximately 31% from 2025
•Average total cash costs of $682 per ounce over the initial 10 years (2028+), and $717 per ounce over 15 years with both the open pit and underground operating
•Average AISC of $1,032 per ounce over 15 years, similar to the Base Case LOM and representing an approximate 30% decrease from 2025
Larger, long-life operation underpinned by 30% increase in Mineral Reserves to 8.3 million ounces (128.2 million tonnes (“mt”) grading 2.01 grams per tonne (“g/t Au”), including:
•5.1 million ounces grading 10.61 g/t Au (15.1 mt) at Island Gold underground, up 25% from the Base Case LOM

TRADING SYMBOL: TSX:AGI NYSE:AGI

•3.1 million ounces grading 0.86 g/t Au (113.1 mt) at Magino open pit, up 40% from the Base Case LOM
•19-year mine life, similar to the Base Case LOM despite increasing underground and open pit mining and processing rates
Low capital intensity and total all-in cost per ounce providing significant margins and profitability
•Growth capital for the IGD Expansion of $542 million focused on the expansion of the Magino mill, and accelerated underground development and mobile equipment to support the higher underground and open pit mining rates
•Including remaining spending on the Phase 3+ Expansion, total growth capital of $704 million, the majority of which will be spent over the next three years
•Sustaining capital of $2,342 million, or $302 per ounce sold, consistent with the Base Case LOM. Total capital of $393 per ounce sold
•Total all-in cost, including growth capital, of $1,155 per ounce providing significant pre-tax margins of more than $3,500 per ounce at current gold prices
Attractive economics with significant upside
•After-tax net present value (“NPV”) (5%) of $8.2 billion, (long-term gold price assumption of $3,200 per ounce and USD/CAD foreign exchange rate of $0.74:1)
•After-tax internal rate of return (“IRR”) of 53%
•After-tax NPV (5%) of $12.2 billion and an after-tax IRR of 69% at a gold price of $4,500 per ounce
Significant upside potential through ongoing Mineral Reserve growth and incorporation of higher-grade regional targets
•Underground Mineral Reserves have increased for 13 consecutive years. With the deposit open laterally and at depth, there is excellent potential for this growth to continue
•Measured & Indicated Mineral Resources of 2.0 million ounces and Inferred Mineral Resources of 1.4 million ounces have not been incorporated into the IGD Expansion Study and represent upside through ongoing resource conversion
•Multiple regional targets, including the nearby past producing Cline-Pick mine, represent further production upside potential as opportunities for additional higher-grade mill feed within the expanded mill. The best hole drilled to date at the Cline-Pick target was announced in a press release earlier this week with grades averaging 178 g/t Au over 3.5 metres
Low and decreasing Greenhouse Gas (“GHG”) emission intensity
•56% reduction of GHG emissions per ounce from levels already 30% lower than the industry average. This is expected to be achieved through the completion of the Phase 3+ Expansion, and connecting the Magino mill to grid power in late 2026
IGD Expansion largely de-risked and expected to be completed in 2028
•Phase 3+ Expansion remains on track for completion late in 2026, with the shaft and paste plant infrastructure designed to support higher underground mining rates of 3,000 tpd
•Construction of the larger mill is well underway and sized for 20,000 tpd such that key components of the IGD Expansion are largely de-risked
Growing free cash flow while funding growth
•Island Gold District is expected to self-finance all growth capital while generating growing free cash flow through to the completion of the expansion in 2028

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

•After-tax free cash flow is expected to increase to average $0.8 billion per year over 10 years (starting in 2028+) at a long-term gold price of $3,200 per ounce
•At a gold price of $4,500 per ounce, average after-tax free cash flow is expected to increase to $1.3 billion per year over 10 years (starting in 2028+)

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

IGD Expansion Study Highlights
Production	Base Case LOM[6] (June 2025)	Expansion Study[6] (Feb 2026)
Mine life (years)	19	19
Project completion date – Phase 3+ Expansion	Q4 2026
Project completion date – IGD Expansion to 20,000 tpd		Q1 2028

Total gold production (000 ounces)	5,836	7,963
Average annual gold production – 10-year average, 2028+ (000 ounces)	419	534
Average annual gold production – 15-year average, 2026-2040 (000 ounces)	365	490

Total mill feed (000 tonnes)	84,838	128,210
Average mill throughput – 2028+ (tpd)	12,400	20,000
Average gold grade (g/t Au)	2.22	2.01
Average Island Gold ore throughput – 2029+ (tpd)	2,400	3,000
Average Island Gold ore grade milled (g/t Au)	10.81	10.61
Average Magino ore throughput – 2028+ (tpd)	10,000	17,000
Average Magino ore grade milled (g/t Au)	0.92	0.86
Average recovery (%)	96.2%	96.2%
Operating Costs
Open pit mining cost (C$/tonne of total material mined)	$4.14	$4.85
Underground mining cost (C$/tonne of ore mined)	$122	$135
Processing cost (C$/tonne of ore milled)	$16.38	$18.13
G&A cost (C$/tonne of ore milled)	$13.43	$12.41
Total cash cost – 10-year average, 2028+ (per ounce sold)[1,2]	$577	$682
Total cash cost – 15-year average, 2026-2040 (per ounce sold)[1,2]	$628	$717
Mine-site all-in sustaining cost – 10-year average, 2028+ (per ounce sold)[1,2]	$897	$1,025
Mine-site all-in sustaining cost – 15-year average, 2026-2040 (per ounce sold)[1,2]	$937	$1,032
Capital Costs (millions)
Growth capital expenditure – Base Case LOM (including Phase 3+)	$151	$162
Growth capital expenditure – IGD Expansion	-	$542
Total growth capital expenditure	$151	$704
Sustaining capital expenditure[5]	$1,693	$2,342
Total capital expenditure – life of mine	$1,844	$3,046
Total capital expenditure (per ounce sold) – life of mine[2]	$324	$393
Total all-in cost (per ounce sold) – life of mine[2,3]	$1,009	$1,155
Economic Analysis: $3,200/oz Gold Price (USD/CAD foreign exchange rate of $0.74:1) [4]
IRR (after-tax)[7]	-	53%
NPV @ 0% discount rate (millions, after-tax)	$9,840	$11,851
NPV @ 5% discount rate (millions, after-tax)	$7,187	$8,160
Economic Analysis at $4,500/oz Gold Price (USD/CAD foreign exchange rate of $0.74:1)
IRR (after-tax)[7]	-	69%
NPV @ 0% discount rate (millions, after-tax)	$14,195	$18,024
NPV @ 5% discount rate (millions, after-tax)	$10,184	$12,239
1.Total cash costs and mine-site all-in sustaining costs include royalties and silver as a by-product credit
2.Please refer to the Cautionary Notes on non-GAAP Measures and Additional GAAP Measures
3.Total all-in cost per ounce sold is calculated as total cash cost per ounce plus total capital per ounce sold over the life of mine
4.IGD Expansion and Base Case LOM Plan include a gold price of $4,000/oz in 2026 and 2027, $3,800/oz in 2028, $3,600/oz in 2029 and a long-term (2030+) gold price of $3,200/oz, as well as a USD/CAD foreign exchange rate of $0.74:1
5.Sustaining capital includes reclamation and capital leases
6.Base Case LOM and IGD Expansion summary and economics from 2026 onwards, using the same gold price and USD/CAD foreign exchange rate assumptions
7.IRR is calculated on the differential after-tax cash flow between the IGD Expansion and running the operation at 12,400 tpd over the life of mine

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mineral Reserves and Resources
A larger Proven and Probable Mineral Reserve totaling 8.3 million ounces grading 2.01 g/t Au (128.2 million tonnes (“mt”)) has been included in the IGD Expansion Study. This represents a 30% increase from the 6.3 million ounces contained in the Base Case LOM. The increase was driven by a successful delineation drilling program completed at both the Island Gold underground and Magino open pit deposits with the focus on converting a large portion of Mineral Resource base into Mineral Reserves.
Underground Mineral Reserves increased 25% from the Base Case LOM to 5.1 million ounces at similar grades of 10.61 g/t Au (15.1 mt). Open pit Mineral Reserves also increased 40% to 3.1 million ounces, at slightly lower grades of 0.86 g/t Au. Consistent with the approach for the Base Case LOM, only Mineral Reserves were incorporated into the IGD Expansion life of mine plan and economic analysis.

Mineral Reserves – Effective as of December 31, 2025

Proven and Probable Gold Mineral Reserves
	December 2025 Update			June 2025 Update			% Change
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000’s)	(g/t Au)	(000’s)	(000’s)	(g/t Au)	(000’s)	(000’s)	(g/t Au)	(000’s)
Island Gold
Proven	1,123	11.50	415	821	11.82	312	37%	-3%	33%
Probable	13,949	10.54	4,726	10,947	10.78	3,795	27%	-2%	25%
Proven and Probable	15,072	10.61	5,141	11,769	10.85	4,107	28%	-2%	25%
Magino
Proven	42,437	0.80	1,097	22,163	0.88	626	91%	-9%	75%
Probable	70,704	0.90	2,044	54,710	0.92	1,613	29%	-2%	27%
Proven and Probable	113,141	0.86	3,141	76,873	0.91	2,240	47%	-5%	40%
Island Gold District
Proven	43,559	1.08	1,512	22,984	1.27	938	90%	-15%	61%
Probable	84,653	2.49	6,769	65,657	2.56	5,408	29%	-3%	25%
Proven and Probable	128,212	2.01	8,282	88,642	2.23	6,347	45%	-10%	30%
•Mineral Reserves reported are consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves
•Mineral Reserves are reported to a cut-off grade of 3.78 Au g/t at Island Gold and 0.30 Au g/t for Magino
•The cut-off grades are based on a gold price of $1,800/oz Au at both Island Gold and Magino
•Silver is not used in the cut-off grade calculation
•Totals may not add up due to rounding
•Francis McCann, P.Eng, Director - Technical Services is the Qualified Person for Magino’s Mineral Reserve estimate. Mr. McCann is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101")
•Nathan Bourgeault, P.Eng., Manager, Technical Services for the Island Gold District is the Qualified Person for Island Gold’s Mineral Reserve estimate. Mr. Bourgeault is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101")
Mineral Resources for Island Gold underground and the Magino open pit were not included in the IGD Expansion mine plan and represent a significant upside opportunity to the IGD Expansion Study. With the Mineral Resource conversion rate at Island Gold underground continuing to average over 90%, a significant portion of the existing Mineral Resources are expected to convert to Mineral Reserves with further drilling.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mineral Resources – Effective as of December 31, 2025

Measured and Indicated Gold Mineral Resources (exclusive of Mineral Reserves)
	December 2025 Update			June 2025 Update			% Change
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000’s)	(g/t Au)	(000’s)	(000’s)	(g/t Au)	(000’s)	(000’s)	(g/t Au)	(000’s)
Island Gold
Measured	329	11.19	118	470	14.66	222	-30%	-24%	-47%
Indicated	1,764	8.32	472	2,640	9.75	827	-33%	-15%	-43%
Measured and Indicated	2,093	8.77	590	3,110	10.49	1,049	-33%	-16%	-44%
Magino
Measured	6,714	0.70	151	5,061	0.87	141	33%	-20%	7%
Indicated	50,084	0.80	1,288	55,209	0.91	1,615	-9%	-12%	-20%
Measured and Indicated	56,798	0.79	1,439	60,270	0.91	1,756	-6%	-13%	-18%
Island Gold District
Measured	7,042	1.19	270	5,531	2.04	363	27%	-42%	-26%
Indicated	51,848	1.056	1,760	57,849	1.31	2442	-10%	-19%	-28%
Measured and indicated	58,891	1.07	2,029	63,380	1.38	2,805	-7%	-22%	-28%
Inferred Gold Mineral Resources (exclusive of Mineral Reserves)
Island Gold	2,867	11.51	1,061	2,449	16.88	1,329	17%	-32%	-20%
Magino	14,045	0.75	338	40,291	0.92	1,191	-65%	-18%	-72%
Island Gold District	16,912	2.57	1,398	42,740	1.83	2,520	-60%	40%	-45%
•Mineral Resources reported are consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves
•Mineral Resources are reported at an assumed gold price of $2,000/oz
•Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves
•Island Gold underground Resources are estimated at a cut-off grade of 3.36 g/t
•Magino open pit Resources are estimated at a cut-off grade of 0.28 g/t Au
•Contained Au ounces are in-situ and do not include metallurgical recovery losses
•Mineral Resources are exclusive of Mineral Reserves
•Totals may not add up due to rounding
•Jeffrey Volk, CPG, FAusIMM, Director of Reserves and Resources for Alamos Gold Inc is the Qualified Person for the Magino open pit Mineral Resource estimate. Tyler Poulin, P. Geo., Geology Superintendent for Alamos Gold , is the Qualified Person for the Island Gold underground Mineral Resource estimate. Mr. Volk and Mr. Poulin are Qualified Persons within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101")

Island Gold Mine
1,329
1,049
4,107
Reserves:
+1Moz
1,061
590
5,141
June 2025
December 2025
Magino Mine
1,191
1,756
2,240
Reserves:
+0.9Moz
338
1,439
3,141
June 2025
December 2025
Island Gold District
Mineral Reserves (k oz)
M&I Mineral Resources (k oz)
Inferred Mineral Resources (k oz)
2,520
2,805
6,347
Reserves:
+1.9Moz
1,398
2,029
8,282
June 2025
December 2025

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Economic Analysis
The IGD Expansion Study has an estimated after-tax NPV (5%) of $8.2 billion assuming a long-term gold price of $3,200 per ounce and USD/CAD foreign exchange rate of $0.74:1.
At a $4,500 per ounce gold price, the after-tax NPV (5%) increases to $12.2 billion. The mine plan, operating parameters and capital estimates incorporated in the IGD Expansion Study are based on costing as of the fourth quarter 2025 and do not include inflation. The project economics are sensitive to metal price assumptions and input costs as detailed in the tables below.
IGD Expansion After-Tax NPV (5%) Sensitivity ($ Millions)

	-10%	-5%	Base Case	5%	10%
Gold Price	$6,925	$7,543	$8,160	$8,778	$9,395
Canadian Dollar	$8,579	$8,370	$8,160	$7,951	$7,741
Capital Costs	$8,258	$8,209	$8,160	$8,111	$8,062
Operating Costs	$8,502	$8,331	$8,160	$7,989	$7,818

IGD Expansion After-Tax NPV (5%) Sensitivity to Gold Price1,2

Gold Price ($/oz)	After-Tax NPV (5%) ($M)	After-Tax IRR (%)
$2,800	$6,046	43%
$3,200 (Base Case1)	$8,160	53%
$3,600	$8,962	56%
$4,000	$10,419	62%
$4,500	$12,239	69%
$5,000	$14,060	75%
$5,500	$15,880	81%
1.Base case includes a gold price of $4,000/oz in 2026 and 2027, $3,800/oz in 2028, $3,600/oz in 2029 and a long-term (2030+) gold price of $3,200/oz, as well as a USD/CAD foreign exchange rate of $0.74:1
2.IRR is calculated on the differential after-tax cash flow between the IGD Expansion and running the operation at 12,400 tpd over the life of mine

IGD Expansion Overview
The Island Gold District is comprised of the Island Gold underground mine and the Magino open pit mine. The IGD Expansion incorporates a 30% larger Mineral Reserve of 8.2 million ounces, and includes an expansion of the Magino mill to 20,000 tpd, as well as increased underground and open pit mining and processing rates. Relative to the Base Case LOM, underground mining and processing rates will increase by a further 25% to 3,000 tpd, and open pit processing rates will increase 70% to 17,000 tpd.

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The mill expansion will include the construction of a parallel circuit with a capacity of 10,000 tpd, doubling the overall capacity of the mill. The new circuit is designed to process a blend of high-grade underground ore and open pit ore, with the existing circuit to be fed with open pit ore only.
The Island Gold mill will continue operating in 2026 and 2027 and will be dedicated to processing approximately 1,265 tpd of higher grade underground ore until the expected completion of the mill expansion in the first quarter of 2028. The remaining underground ore mined will be blended at increasing rates with open pit ore, and processed within the Magino mill. Following the completion of the IGD Expansion in 2028, the Island Gold mill will be shut down and all underground and open pit ore will be processed through the larger, centralized and more cost-effective Magino mill.
As part of the IGD Expansion, a number of improvements will be made to the existing Magino mill circuit. These include the addition of ore bins, a new truck dump configuration to allow for direct tipping of ore, and a centralized gyratory crusher that will provide more than 20,000 tpd of front-end crushing capacity. In addition to the connection of the mill to electric grid power, these changes will significantly improve the performance of the circuit by reducing ore rehandling, ensuring more consistent and higher ore flow into the mill, which will all contribute to lower processing costs.
Underground mining rates are expected to ramp up through 2026 from 1,400 tpd to 2,000 tpd by the end of the year. Following the expected completion of the Phase 3+ Expansion in the fourth quarter of 2026, underground mining will transition from trucking ore and waste to skipping ore and waste to surface through the new shaft infrastructure. This is expected to drive an increase in underground mining rates to 2,400 tpd in 2027. As part of the IGD Expansion, a further increase in underground mining rates to 3,000 tpd is expected by 2029, with the shaft and related infrastructure designed to support the higher mining rates. This will be processed through the expanded 20,000 tpd mill with the remaining 17,000 tpd coming from the open pit. To support the increase processing rates, open pit mining rates will also increase to average 80,000 tpd of total material and 17,000 tpd of ore. The increase in mining rates and expansion of the mill are expected to drive significant production growth over the next five years, at substantially lower costs.

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

IGD Expansion Production & Mine-site AISC Profile
1. 10-year period post Expansion completion from 2028 to 2037, 15-year average from 2026 to 2040
2.Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures
3.For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate administrative expense and corporate share-based compensation expense
IGD Expansion (Feb 2026) Production Profile vs Base Case LOM (June 2025)
Phase 3+ Expansion On Track for Completion in Q4 2026
The Phase 3+ Expansion of Island Gold underground has been significantly de-risked given the progress achieved to date, with details as follows:
•Shaft surface infrastructure, including the headframe, hoist house, and bin house expected to be completed during the first half of 2026
•Shaft development is down to a depth of 1,350 metres, 98% of the ultimate planned depth of 1,379 metres

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Construction of the paste plant is expected to be completed during the first half of 2026
•Shaft bottom infrastructure is advancing, and on track to begin skipping ore from underground in the fourth quarter of 2026
•The 115kV powerline project is planned for completion by the end of 2026. The power line will supply additional grid power sufficient to power the entire operation as well as the larger Magino mill through lower cost power from the electric grid
Mining
Island Gold underground
Longitudinal long-hole open stoping will continue to be utilized as the primary mining method with the completion of the shaft and paste plant expected to support the increase in mining rates to 2,400 tpd by 2027, and 3,000 tpd by 2029. As outlined in the Base Case LOM Plan, a more geotechnically sound approach will be employed across the stoping sequence with mining moving from the centre of the panel towards sill extremities (versus from the sill extremities towards the centre currently). This approach requires increased underground development, which will support an improved geotechnical mining sequence and a better managed stress environment.
Magino open pit
The Magino open pit will continue to be mined with a conventional shovel-truck methodology. Total mining rates of ore and waste are expected to average approximately 80,000 tpd with a peak of 102,000 tpd. Mining rates of ore are expected to average 17,200 tpd over the mine life, with 17,000 tpd to be processed through the expanded Magino mill starting in early 2028. The remaining lower grade ore will be stockpiled for processing at the end of the mine life. The waste to ore ratio mined over the life of mine is expected to average 3.6:1.
Shaft
A 5.0 metre diameter concrete lined shaft has been under construction since 2023 with a steel head frame and a 15-tonne skip size, providing hoisting capacity of 5,500 tpd at the current planned depth of 1,379 metres. This capacity is more than sufficient to accommodate average mining rates of 4,700 tpd (ore and waste) in the IGD Expansion.
The shaft will have dedicated compartments for ore and waste movement, and a double-deck service cage for the transport of personnel and materials. The hoisting plant is designed for an ultimate depth of 2,000 metres providing flexibility to accommodate future exploration success.
The underground ore handling and crushing has also been designed with excess capacity that is more than sufficient to support mining rates of 3,000 tpd. Once skipped to surface, ore will be trucked to and processed within both the Island Gold mill and Magino mill until early 2028, after which all ore will be sent to the expanded Magino mill for processing.
Paste plant
The paste plant and underground paste distribution system is expected to be completed in the first half of 2026 and commissioned at the same time as the shaft in the fourth quarter of 2026. As with the shaft, the paste plant was designed to support mining rates in excess of 3,000 tpd. The addition of paste backfill will allow for faster stope cycling, thereby supporting higher underground mining rates and providing increased geotechnical stability. It will also increase mining recovery resulting in an additional 230,000 ounces of gold recovered over the life of mine. Further, 65% of Island Gold tailings will be placed underground reducing tailings dam raise requirements over the mine life.

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mobile fleet – Island Gold
Following the completion of the shaft towards the end of 2026, mining rates are expected to increase to 2,400 tpd. Given the productivity improvements associated with operating the shaft, the fleet of underground haul trucks will be reduced by more than half. Following the completion of the IGD Expansion in 2028, underground mining rates are expected to increase a further 25% to 3,000 tpd by 2029. To support the higher mining rates, additional equipment will be required to increase underground development and production rates. This includes adding an additional four loaders, three bolters, one haul truck, one jumbo, and one drill.
At mining rates of 3,000 tpd, a total of eight haul trucks will be required compared to a peak of 20 haul trucks to sustain ramp haulage at 1,200 tpd. This will contribute to the lower ventilation requirements, significantly lower diesel usage, and lower costs given the productivity improvements and economies of scale.
Mobile fleet – Magino
The fleet at Magino consists of 15 haul trucks with a payload capacity of 139 tonnes, combined with three diesel powered hydraulic shovels and one excavator, supported by three front-end loaders. As part of the IGD Expansion, open pit mining rates are expected to increase from an average of 66,500 tpd of total material (ore + waste) in the Base Case LOM to 80,000 tpd, including peak mining rates of 102,000 tpd. To support the increase, an additional shovel, four drills, and eight haul trucks will be added to the fleet between 2028 and 2032.
Decreasing GHG emission intensity
The completion of the Phase 3+ Expansion is expected to reduce the Island Gold District GHG emissions intensity from already low levels. In 2025, the Island Gold District emission intensity was 30% lower than the industry average. The transition to a shaft operation from hauling ore to surface and fully connecting the Magino mill to the electric grid is expected to drive a further 56% decrease in GHG emissions per ounce produced. This will represent an emission intensity 70% lower than the industry average.

Emission Intensity
1. Source: S&P Global – Primary Gold GHG Emissions Intensities Decline – December 10, 2024

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Processing and Infrastructure
The IGD Expansion includes the construction of a parallel circuit with a capacity of 10,000 tpd, doubling the overall capacity of the Magino mill to 20,000 tpd. The Island Gold mill will continue operating and will be dedicated to processing approximately 1,265 tpd of higher grade underground ore until the expected completion of the mill expansion in first quarter of 2028. The remaining underground ore mined, beyond the Island mill capacity of 1,265 tpd, will be blended at increasing rates with open pit ore and processed within the Magino mill.
With the continued operation of the Island Gold mill in 2026 and 2027, the addition of a pebble crusher and auxiliary mill to the Magino mill is no longer required providing approximately $40 million of capital savings. These components were included in the Base Case LOM to provide increased crushing and grinding capacity to accommodate the increased production from the underground following the completion of the shaft. These components are no longer required within the larger expansion to 20,000 tpd. Following completion of the mill expansion in 2028, the Island Gold mill will be placed on care and maintenance and all underground ore will be processed within the larger Magino mill at lower processing costs.
Current Magino Mill Design
The current Magino mill design includes a crushing circuit that consists of a primary jaw crusher and a secondary cone crusher followed by a semi-autogenous (SAG) mill and ball mill. A cyclone separates the feed sending it to either a gravity circuit where coarse gold is removed, or pumped to the leach circuit where it is thickened and oxygen, lime and cyanide are added for cyanidation. The carbon-in-pulp (CIP) circuit recovers the dissolved gold from the leached slurry.
The gravity concentrate is processed via an intensive leach reactor. Loaded carbon is acid washed and then undergoes carbon stripping to recover the gold through electrowinning and smelting with the final product being gold doré.
Ore feed into the current Magino mill is expected to ramp up to average 10,000 tpd in the second half of 2026, with the majority of ore sourced from the Magino open pit and the excess underground ore not processed within the Island Gold mill. Multiple batch tests were conducted in 2024 and 2025, and higher grade underground ore was processed in the Magino mill during the third quarter of 2025, with gold recoveries from the blend performing as expected.
Expansion to 20,000 tpd
The expansion to 20,000 tpd will include the construction of a parallel circuit designed to operate at 10,000 tpd. The new circuit will be dedicated to processing a blend of the higher-grade underground and open pit ore. The work that began on the mill expansion to 12,400 tpd in 2025 has all been designed to accommodate the expansion to 20,000 tpd. The new circuit has been designed with a similar flow sheet to the existing circuit with key additions as follows:
•New gold recovery plant is being added to support increased gold production and will include pre-oxidation, leaching and CIP, elution, electrowinning and smelting
•New mill building that is currently being erected has been designed to include a second SAG and ball mill to support an additional 10,000 tpd of capacity
•CIP tanks within the plant are being sized to accommodate up to a 20,000 tpd processing rate
•Eight additional leach tanks will be added with construction well underway

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•The new gold room currently under construction will support the expansion to 20,000 tpd
•Fine ore bins
In addition to the new circuit, the following additions will be made to the existing circuit which are expected to improve its reliability, particularly during the winter months:
•Addition of a gyratory crusher at the front end of the circuit designed for crushing rates greater than 20,000 tpd
•New truck dump configuration which will allow for direct tipping of ore, greatly reducing rehandling of ore
•Ore bins will replace the current tent configuration which will help ensure a more consistent flow of ore to the mill
Ore from Island Gold underground will be hauled to the Magino mill on the 6.5 kilometre (“km”) road connecting the shaft area to the Magino mill. This road was completed in 2025. The ore feed blend will include 3,000 tpd of underground ore and 17,000 tpd of open pit ore with overall gold recoveries expected to average 96.2%. The expansion of the Magino mill to 20,000 tpd is expected to be completed early in 2028.
Tailings
The existing tailings management facility (“TMF”) at Magino will continue to be utilized, with additional lifts required to support the 45% increase in tonnes mined as part of the larger Mineral Reserve. A total of approximately 117 mt of capacity is required under the IGD Expansion mine plan with the TMF to be expanded in multiple stages using lifts. With a permitted capacity of 150 mt under the Federal EIS, the Magino TMF is expected to have more than sufficient capacity to accommodate the IGD Expansion.
Operating Costs
Total cash costs are expected to average $717 per ounce and mine-site AISC $1,032 per ounce over 15 years (2026+) with both the open pit and underground operating. Post completion of the IGD Expansion and over the initial 10 years (2028+), total cash costs are expected to average $682 per ounce and mine-site AISC to average $1,025 per ounce. This represents an approximate 35% and 31% decrease, respectively, from 2025, driven by economies of scale of a larger operation, reduction in underground mining costs post shaft completion, and the benefit of lower-cost grid power for the Magino mill following the completion of the power line project late in 2026.
Over the life of mine, open pit mining costs are expected to average C$4.85 per tonne of material mined and underground mining costs C$135 per tonne of ore mined. As mining moves deeper underground, the shaft will help maintain a stable cost structure, compared to truck haulage, where costs would continue to increase at depth. This will help ensure the Island Gold District continues to be a low-cost operation over the long-term.
Milling costs are expected to average C$18.13 per tonne over the life of mine, with higher costs expected in 2026 and 2027 as both the Island Gold and Magino mills will be in operation. The Island Gold mill is expected to be put on care and maintenance in 2028, post completion of the larger Magino mill expansion to 20,000 tpd. At that time, all of the underground ore from Island Gold will be processed through the larger Magino mill, reducing the district’s processing unit costs. Additionally, as the Magino mill connects to low-cost grid power late in 2026, the cost to process ore through the Magino mill will decrease by approximately C$5 per tonne.

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The breakdown of unit costs is summarized as follows.

(in C$/tonne)	2026E	Base Case LOM[1] as of Jan 1 2026	IGD Expansion[1] as of Jan 1 2026
Open Pit Mining (ore + waste)	$6.81	$4.14	$4.85
Underground Mining (ore)	$191	$122	$135
Milling (ore)	$30.60	$16.38	$18.13
Admin (ore)	$23.72	$13.43	$12.41
Total Cash Cost (US$/oz)[2] - 15-year average, 2026-2040	$896	$628	$717
'- 10-year average, 2028+	-	$577	$682
Mine-site All-in Sustaining Costs (US$/oz)[2] - 15-year average, 2026-204	$1,358	$897	$1,032
'- 10-year average, 2028+	-	$937	$1,025
1.The Base Case LOM and IGD Expansion include a gold price assumption of $4,000/oz in 2026 and 2027, $3,800/oz in 2028, $3,600/oz in 2029 and a long-term (2030+) gold price of $3,200/oz. The USD/CAD foreign exchange rate assumption is $0.74:1.
2.Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures
Royalty
Production from both Island Gold and Magino are subject to third-party net smelter return (“NSR”) royalties. At Island Gold, the total effective NSR royalty averages approximately 2.6% over the life of mine, based on ounces produced, with approximately 90% of this royalty paid in-kind (as ounces).
Magino is subject to a total effective NSR royalty averaging approximately 3.8% over the mine life based on ounces produced, with 3.0% paid in-kind (as ounces).
The accounting treatment requires that in-kind royalties be recorded at production cost which lowers royalty expense, with an offsetting reduction in revenue given in-kind ounces transferred to royalty holders do not meet the definition of sales. As a result, the average NSR for Island Gold is approximately 0.6% of revenue over the life of mine, and 1.9% of revenue for Magino.
There is no net impact on gross margin from the accounting for in-kind NSR royalties compared to cash-paid NSR royalties given the lower royalty expense is offset by a reduction in ounces sold.
Capital Costs
Growth capital for the IGD Expansion of $542 million will be focused on the Magino mill expansion to 20,000 tpd, accelerated underground development, and mobile equipment purchases to support the higher mining rates for both the open pit and underground. Including the remaining Phase 3+ Expansion spending, total growth capital is estimated at $704 million, the majority of which will be spent over the next three years.
As of the end of 2025, $694 million had been spent on the Phase 3+ Expansion. Remaining growth capital on the Phase 3+ Expansion is expected to total $141 million for total expected capital of $835 million, largely unchanged from previous estimates.
Capital for the mill expansion to 20,000 tpd is estimated at $200 million, with the majority of the spend expected in 2026 and 2027. Components of the mill expansion to 12,400 tpd already incurred will benefit the larger mill, with approximately $45 million spent in 2025.

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Other growth capital within the IGD Expansion includes accelerating underground development to increase operational flexibility and ramp up mining rates to 3,000 tpd by 2029. With the increase in development, additional underground mobile equipment was included in growth capital beyond what was already included in the Base Case LOM Plan. This includes four loaders, three bolters, one haul truck, one jumbo, and one drill. For the open pit, additional mobile equipment fleet is required to increase total mining rates from the current levels of approximately 55,000 tpd to an average of 80,000 tpd, and peak of 102,000 tpd. This includes one shovel, four drills and eight haul trucks.
With the operation expanding and number of personnel set to increase, the Company is planning on building an airstrip close to the mine-site. Currently, chartered flights use the regional airport in Wawa and employees are then transported to site by bus. Having an airstrip close to the mine-site is expected to increase productivity by reducing the transportation time by bus and greatly reducing the number of weather-related flight delays and cancellations with a more optimal location. The airstrip is estimated to cost approximately $20 million and is expected to be operational in 2029.

Island Gold District: Growth Capital (in US$ millions)	Base Case LOM[1] as of Jan 1 2026	IGD Expansion[1] as of Jan 1 2026
Mill Expansion to 20,000 tpd		$199
Accelerated Underground Development		$166
Open Pit & Underground Mining Equipment		$67
Water Treatment Plant		$19
Expansion of Open Pit Truck Shop		$14
Camp Expansion		$11
Other		$67
Total IGD Expansion Growth Capital		$542

Base Case LOM Growth Capital inc. Phase 3+	$151	$162
Total Growth Capital ($ million)	$151	$704
Total Growth Capital per ounce sold (US$/oz)[2]	$26	$91
1.The Base Case LOM and IGD Expansion include a gold price assumption of $4,000/oz in 2026 and 2027, $3,800/oz in 2028, $3,600/oz in 2029 and a long-term (2030+) gold price of $3,200/oz. The USD/CAD foreign exchange rate assumption is $0.74:1.
2.Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures

Sustaining capital is expected to total $2.3 billion over the life of mine, including reclamation costs and capital leases. The key driver of the increase relative to the Base Case LOM is the increased underground development, larger tailings facility and increase in mobile equipment fleet to support higher mining rates and a 30% increase in Mineral Reserves. On a per ounce basis, sustaining capital of $302 is consistent with the Base Case LOM.

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Island Gold District: Sustaining Capital (in US$ millions)	Base Case LOM[1] as of Jan 1 2026	IGD Expansion[1] as of Jan 1 2026
Underground Capital Development	$664	$788
Open Pit Capitalized Stripping	$224	$420
Open Pit Mobile Equipment and Maintenance	$279	$373
Underground Mobile Equipment and Infrastructure	$290	$320
Tailings Facility	$104	$261
Other	$58	$78
Total Sustaining Capital	$1,619	$2,240
Reclamation	$44	$74
Total (including Reclamation)	$1,663	$2,314
Capital Leases	$30	$28
Total (including Reclamation and Capital Leases)	$1,693	$2,342
Total Sustaining Capital per ounce sold (US$/oz) [2]	$298	$302
1.The IGD Expansion includes a gold price assumption of $4,000/oz in 2026 and 2027, $3,800/oz in 2028, $3,600/oz in 2029 and a long-term (2030+) gold price of $3,200/oz. The USD/CAD foreign exchange rate assumption is $0.74:1.
2.Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures

Combined growth and sustaining capital are expected to total $3.0 billion over the life of mine, or $393 per ounce sold. Including operating costs and total capital, the all-in cost is expected to total $1,155 per ounce sold over the life of mine.
A breakdown of the capital requirements for the IGD Expansion is detailed as follows.

Island Gold District: Total Capital (in US$ millions)	Base Case LOM[1] as of Jan 1 2026	IGD Expansion[1] as of Jan 1 2026
Base Case LOM Growth Capital inc. Phase 3+	$151	$162
IGD Expansion Growth Capital	-	$542
Total Growth Capital	$151	$704
Sustaining Capital	$1,693	$2,342
Total Capital	$1,844	$3,046
Total Capital per ounce sold (US$/oz)[2]	$324	$393
1.The IGD Expansion includes a gold price assumption of $4,000/oz in 2026 and 2027, $3,800/oz in 2028, $3,600/oz in 2029 and a long-term (2030+) gold price of $3,200/oz. The USD/CAD foreign exchange rate assumption is $0.74:1.
2.Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures

Taxes
At a long-term gold price of $3,200 and USD/CAD foreign exchange rate of $0.74:1, the Island Gold District is expected to pay approximately $5.0 billion in federal and provincial income taxes and Ontario mining taxes over the life of the mine. The effective tax rate is expected to average 30% reflecting the use of approximately 80% of the Company’s substantial tax pools of approximately C$2.0 billion.

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Permitting
The Island Gold District has all the key permits in place for the current operation, with normal course permits required for further expansions of the operation. The Closure Plan Amendment (“CPA”) for the Island Gold mine was received in March 2022 allowing for the ramp up of construction activities for the original Phase III expansion to 2,000 tpd. In December 2023, another CPA was approved that incorporated scope changes in the Phase 3+ Expansion to operate at 2,400 tpd.
The CPA for the Magino mine was approved in September 2024. Under the approved Federal Environmental Impact Statement (“EIS”), the Magino mill is permitted to operate at a processing rate of 35,000 tpd, well above the current rates. The TMF at Magino is permitted under the Federal EIS to contain up to 150 mt of material. This is more than sufficient tailings capacity for the IGD Expansion.
For the expansion to 20,000 tpd, there are a number of normal course provincial permits that will be required including an amendment to the Environmental Compliance Approval (“ECA”) and CPA. These are permit amendments that have been approved multiple times previously. All permitting activities fall within a well-known jurisdiction where Alamos has successfully operated for years, achieving various permitting milestones at both of its Young-Davidson and Island Gold mines.
Key elements of the IGD Expansion have been de-risked, including:
•Magino mill federally permitted to operate at 35,000 tpd
•Magino’s TMF is federally permitted to accommodate a total of 150 mt
•Components of the Base Case LOM already under construction were designed to accommodate a further expansion to 20,000 tpd
•Island Gold shaft is substantially complete and designed to a hoisting capacity of 5,500 tpd at the current planned depth, above current requirements in IGD Expansion
•Underground ore and waste handling system as part of the Phase 3+ Expansion at Island Gold under construction and designed to support 3,000 tpd
•The 115kV powerline project will provide additional capacity sufficient to supply all power needs from the electric grid for the expanded operation and 20,000 tpd mill, with backup power available through the CNG facility
•Large and growing Mineral Reserve and Resource, as well as higher-grade regional targets, could sustain or increase the annual production profile over a longer period of time

Significant exploration upside
The Island Gold District remains highly prospective, with significant exploration upside that can support further potential growth over the longer term both near-mine and regionally.
Island Gold underground
Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures. With the deposit open laterally and at depth, with increasing grades and ounces per vertical metre at depth, there is excellent potential for Island Gold’s rapid pace of growth to continue.

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Magino open pit
There is potential for expansion of near surface mineralization to the southwest of the Mineral Resource pit with additional drilling. There is also potential to expand gold mineralization below the southwestern extent of the Mineral Resource pit, where drilling to date has been shallower relative to the northeast.
Regional targets
The Island Gold District is comprised of a large, underexplored 60,000 hectare land package in the Michipicoten Greenstone Belt. This includes the high-grade past producing Cline-Pick, Edwards, and Kremzar mines, as well as a number of highly prospective targets in proximity to the Magino mill, including the North Shear.
As announced earlier this week, drilling within the Cline-Pick target continues to extend high-grade gold mineralization beyond the extent of previous mining. This included intersecting several notable high-grade intercepts including the best hole drilled to date (25IGX128).
Highlights include1,2,3:
•178.07 g/t Au over 3.54 m (25IGX128) including1;
◦219.00 g/t Au over 0.70 m;
◦301.00 g/t Au over 0.68 m;
◦295.00 g/t Au over 0.62 m; and
◦112.50 g/t Au over 0.50 m.
•15.28 g/t Au over 5.52 m (25IGX128) including2;
◦25.20 g/t Au over 0.66 m;
◦19.15 g/t Au over 0.35 m; and
◦40.30 g/t Au over 0.59 m; and
•12.75 g/t Au over 8.79 m (25IGX112), including;
◦93.75 g/t Au over 1.01 m.
1 All reported composite intervals reported as uncut, and composites lengths are reported as core length. True width is estimated to be 40 to 85% of core length unless otherwise indicated. Composites are calculated with a 0.5 g/t cut-off, maximum internal waste of 4 m, and no minimum length.
2True width is estimated to be approximately 50% of core length.
3True width is estimated to be 10-20% of core length.
The targets are open in multiple directions, including at depth, with the deepest holes drilled to date down to a vertical depth of only 540 metres (“m”). By comparison, the deepest holes within the main Island Gold structure have intersected high-grade mineralization beyond depths of 1,600 m.
Cline-Pick, and a pipeline of other targets at various stages, represent potential opportunities for additional higher-grade mill feed within the larger Magino mill to supplement ore from Island Gold and Magino.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Technical Disclosure
Chris Bostwick, FAusIMM, Alamos Gold’s Senior Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Mr. Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101").
The Company will file a technical report prepared in accordance with NI 43-101 on SEDAR+ at www.sedarplus.ca within 45 days of the date of this release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the IGD Expansion, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release contains statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws. All statements in this release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, “forward-looking statements” and are based on expectations, estimates and projections as at the date of this release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "estimate", “assume”, “believe”, “anticipate”, “intend”, “potential”, “outlook”, “future”, “plan”, “target”, “opportunity”, “budget”, “ongoing”, “on track” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could”, “would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this release include (without limitation) information, assumptions, expectations and guidance as to strategy, plans, and future financial and operating performance, such as those regarding: free cash flow; costs (including cash costs, AISC, mine-site AISC, capital expenditures, growth and sustaining capital); cost structure and anticipated declining cost profile; budgets; NPV and IRR calculations; payment of taxes; net asset value; gold and other metal price assumptions; foreign exchange rates; mining methodologies; underground development rates; mining, milling and processing rates; total mill feed and throughput rates; expected average recoveries; anticipated gold production, production rates, timing of production, further production potential and growth; gold grades; mine life; Mineral Reserve life; Mineral Reserves and Resources, conversion rates and growth; planned exploration, exploration potential, strategy, focusses, targets, budget, discovery cost, upside and anticipated results; reduction in greenhouse gas emissions; project-related risks; improvement initiatives; project economics; value creation; size and profitability

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of operations; shareholder returns; the Island Gold District Expansion Study, expectation that growth will be self-financed, life of mine plan, project milestones and timing and effects of completion of the Island Gold District Expansion and the Phase 3+ Expansion Project, mill expansion, paste plant completion and commissioning, tailings expansion, construction of an airstrip and other infrastructure upgrades, construction of a 115kV powerline and timing of the Magino mill’s connection to the electric grid and elimination of reliance on CNG; permitting requirements; and any other statements that express management's expectations or estimates of future performance, operational, geological or financial results.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions include (without limitation): the actual results of current exploration activities; changes to current estimates of mineral reserves and mineral resources; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; operations may be exposed to illness, disease, epidemic or pandemic which may impact, among other things, the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; the potential impact of any tariffs, trade barriers and/or regulatory costs; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; risks associated with the startup of new mines; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; delays in implementing improvement initiatives; delays in construction, including the Phase 3+ expansion project, the Island Gold District Expansion and the 115kV powerline; inherent risks and hazards associated with mining and mineral processing including industrial accidents; environmental hazards including, without limitation, fires, floods, seismic activity, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of exploration, construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
Additional risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this release are set out in the Company’s latest 40F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov, and should be reviewed in conjunction with the information, risk factors and assumptions found in this release.

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The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors– Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
Cautionary Notes on non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations and is calculated by adding back the change in non-cash working capital to “cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow per share” is calculated by dividing “cash flow from operations before changes in working capital” by the weighted average number of shares outstanding for the period. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. “Return on equity” is defined as earnings from continuing operations divided by the average total equity for the current and previous year. “Mining cost per tonne of ore” and “cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Total capital expenditures per ounce produced” is a non-GAAP term used to assess the level of capital intensity of a project and is calculated by taking the total growth and sustaining capital of a project divided by ounces produced life of mine. “Growth capital” are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where the projects will materially benefit the mine site. “Sustaining capital” are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, “mine-site all-in sustaining costs”, and “all-in costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and doré inventory and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per

21 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation. “Capitalized exploration” are expenditures that meet the IFRS definition for capitalization and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects. “Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS. “Adjusted net earnings” excludes the following from net earnings: foreign exchange gain (loss), items included in other loss, certain non-reoccurring items and foreign exchange gain (loss) recorded in deferred tax expense. “Adjusted earnings per share” is calculated by dividing “adjusted net earnings” by the weighted average number of shares outstanding for the period.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are detailed in the Company’s Management’s Discussion and Analysis available at www.alamosgold.com.

22 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Island Gold District Expansion Study Life of Mine Plan – Detailed Summary

	LOM avg	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044
Underground ore mined (tpd)	2,750	1,702	2,400	2,475	3,000	3,000	2,998	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	1,682	-	-	-	-
Open pit ore mined (tpd)	17,169	19,046	20,517	16,859	14,884	14,007	19,887	18,205	12,806	10,129	8,486	11,867	15,025	18,364	22,618	26,761	23,648	18,768	2,564	-
Open pit total tonnes mined (tpd)	80,119	54,019	63,014	68,306	71,857	79,199	90,411	101,093	97,176	96,165	92,876	98,692	102,135	94,027	81,720	76,668	54,795	39,864	5,412	-
Underground ore processed (tpd)	2,751	1,712	2,400	2,475	3,000	3,000	2,998	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	1,679	-	-	-	-
Open pit ore processed (tpd)	16,303	8,969	8,865	16,934	17,000	17,000	17,002	17,000	17,000	17,000	17,000	17,000	17,000	17,000	17,000	18,321	20,000	20,000	20,000	9,667
Total ore processed (tpd)	18,903	10,674	11,265	19,409	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	9,667
Underground grade processed (g/t Au)	10.61	10.56	10.95	11.74	10.42	12.73	10.14	11.17	12.24	14.37	13.00	9.84	7.94	6.98	7.71	8.81	-	-	-	-
Open pit grade processed (g/t Au)	0.86	1.10	1.03	0.87	0.86	0.75	1.00	0.94	0.78	0.67	0.61	0.74	0.83	0.98	1.06	1.14	1.08	0.96	0.53	0.46
Processed grade - combined (g/t Au)	2.01	2.60	3.15	2.26	2.29	2.55	2.37	2.48	2.49	2.72	2.47	2.10	1.90	1.88	2.06	1.79	1.08	0.96	0.53	0.46
Gold production (oz)	419,125	315,649	403,255	497,725	518,674	578,475	536,853	563,315	566,009	619,757	560,956	475,428	426,923	421,500	463,859	403,110	240,886	212,706	111,447	46,840
Gold sales (oz)[1]	408,275	306,179	394,303	486,496	505,405	563,629	522,913	549,366	551,113	603,596	546,248	463,164	415,873	410,709	452,081	392,626	233,659	206,325	108,104	45,435
Operating costs
Underground mining costs (C$/tonne)	$135	$191	$130	$131	$126	$126	$125	$125	$131	$138	$138	$144	$138	$134	$133	$133	-	-	-	-
Open pit mining costs (C$/tonne)	$4.85	$6.81	$5.15	$4.96	$4.79	$4.68	$4.56	$4.32	$4.45	$4.50	$4.61	$4.40	$4.31	$4.41	$4.89	$4.94	$5.61	$5.87	$18.39	-
Unit milling costs (C$/tonne)	$18.13	$30.60	$23.73	$17.77	$17.84	$17.84	$17.84	$17.83	$17.84	$17.84	$17.84	$17.83	$17.84	$17.84	$17.84	$17.30	$16.64	$16.53	$16.53	$16.52
Unit G&A costs (C$/tonne)	$12.41	$23.72	$21.36	$12.30	$12.02	$12.02	$12.17	$12.27	$12.78	$13.27	$13.24	$13.94	$13.59	$13.55	$14.22	$11.69	$9.34	$8.38	$5.38	$6.89
Total cash costs (US$/oz)[2]	$762	$896	$632	$648	$663	$600	$641	$612	$629	$606	$696	$867	$960	$946	$821	$763	$935	$1,035	$2,052	$2,746
Mine-site AISC (US$/oz)[2,3]	$1,064	$1,358	$1,101	$955	$1,043	$958	$1,059	$1,011	$970	$926	$999	$1,142	$1,269	$1,180	$877	$835	$1,037	$1,057	$2,097	$3,813
Capital expenditures
Sustaining capex (US$M)	$2,314	$129	$176	$146	$202	$219	$211	$217	$188	$193	$166	$127	$129	$96	$26	$28	$24	$5	$5	$48
Sustaining capital leases (US$M)	$28	$13	$8	$3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Growth capex (US$M)	$704	$392	$162	$87	$10	$13	$28	$13	-	-	-	-	-	-	-	-	-	-	-	-
Total capex (US$M)	$3,046	$533	$347	$236	$202	$214	$247	$232	$188	$193	$166	$127	$129	$96	$26	$28	$24	$5	$5	$48
1Gold sales are lower than gold production reflecting the delivery of in-kind royalties on Island Gold and Magino
2Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures
3For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative expense and corporate share-based compensation expense

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold District Map

Island Gold
Tailings Facility
Island Gold
Mill
Magino Haul Road
Magino Mill
Island Gold
Portal
Paste Plant
Island Gold
Ramp
Magino
Tailings Facility
Island Gold
Shaft Site
Island Gold
Deposit
Magino
Reserve Pit
500 m
N
5,352,000 m N
5,352,000 m N
686,000 m E
688,000 m E
690,000 m E
692,000 m E
Jan 2026
Legend
Island Gold Property Boundary
Island Gold Mine
Ramp & Development
Mined out
Island Gold Deposit
Magino Mine
Magino Mineral Reserve Pit
Alamos Gold Inc.
ISLAND GOLD

24 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold District – Long Section

25 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Island Gold District – Regional Exploration Upside Opportunities – Cline-Pick & Edwards

Location Map
MAP AREA
Cline Mine
Island Gold MIne
N
10 km
Alamos Tenure
25IGX112
12.75 g/t Au / 8.79 m
Incl. 93.75 g/t Au / 1.01 m
Pick Shaft 3
25IGX110
6.07 g/t Au / 6.63 m
Incl. 32.70 g/t Au / 0.80 m
Cline Shaft 4
Edwards Portal / Decline
25IGX128
178.07 g/t Au / 3.54 m
25IGX128
15.28 g/t Au / 5.52 m
Island Gold Mill
Island Gold Portal
Magino Mill
Island Gold Shaft Site
Island Gold Deposit
Magino Reserve Pit
1000 m
5,354,000 m N
5,352,000 m N
686,000 m E
690,000 m E
694,000 m E
698,000 m E
Jan 2026
Legend
Island Gold Property Boundary
Island Gold Mine
Ramp & Development
Mined out
Island Gold Deposit
Magino Mine
Magino Mineral Reserve Pit
ALAMOS GOLD INC.
ISLAND GOLD

26 | ALAMOS GOLD INC